AH
3·1·2004


04001932

VF 2-26-04

!D STATES
KCHANGE COMMISSION
.on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 10342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING _December 31, 2003_
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNA Financial Services Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

7630 Little River Turnpike, Suite 115
(No. and Street)

Annandale   VA   22003
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard E. Smith   (703) 914-9555
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirwan & Co., P.C.
(Name – if individual, state last, first, middle name)

450 W. Broad Street   Falls Church   VA   22046
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 23 2004
WASH D C

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Richard E. Smith, President__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MANNA Financial Services Corporation__ , as of __December 31__ , 200 3 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

· President
_____
Title

_____
Notary Public

Comm expires 2-28-07

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANNA FINANCIAL SERVICE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

KIRWAN AND CO., P.C.

A Professional Corporation

Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

Independent Auditors' Report

Board of Directors
Manna Financial Services Corporation

We have audited the accompanying balance sheets of Manna Financial Service Corporation as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Financial Services Corporation, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirwan and Co., P.C.

Falls Church, Virginia
February 11, 2004

Members

American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants
CPA Affiliates of Virginia, Ltd.

Manna Financial Services Corporation
BALANCE SHEETS
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 268,297	$ 327,664
Temporary marketable securities	50,627	50,624
Accounts Receivable		
Commissions	24,746	12,738
Other	6,045	11,234
Prepaid Expenses	3,252	3,252
Total Current Assets	352,967	405,512
INVESTMENTS		
NASDAQ Stock at Market (Note 6)	37,800	52,000
FIXED ASSETS		
Furniture and Fixtures	85,137	85,085
Less Accumulated Depreciation	85,137	85,085
	---	---
	$ 390,767	$457,512

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts Payable	$ 1,355	$ 582
Payroll Taxes Due	---	5,423
Commissions Payable	25,393	15,322
Total Current Liabilities	26,748	21,327
COMMITMENTS (NOTE 4)	---	---

STOCKHOLDERS' EQUITY

	2003	2002
Common Stock, $2 par value, authorized 25,000 shares: issued and outstanding 13,443 shares	26,887	26,887
Additional paid-in capital	106,871	106,871
Retained Earnings	230,261	302,427
	364,019	436,185
	$ 390,767	$ 457,512

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
INCOME		
Dealer Concessions Received - Security Transactions	$ 83,488	$ 101,127
Commissions Received - Mutual Funds and Tax Advantaged Investments	116,475	113,377
Interest	2,668	6,222
Advisory Fees and Other	145,295	161,555
	347,926	382,281
Less: Direct Expenses – Commissions	167,632	185,871
GROSS PROFIT	180,294	196,410
OPERATING EXPENSES		
Advertising	772	2,267
Professional	6,900	6,149
Computer and Copier	4,278	1,862
Depreciation	52	2,246
Exchange and Regulatory Fees and Charges	900	100
Federal and State Licenses and Fees	6,478	7,203
Insurance	13,555	9,426
Unrealized Gain/Loss on Investments	14,200	---
Miscellaneous	2,275	1,092
Taxes	16,064	20,360
Delivery	768	913
Printing, Stationery and Office	2,243	4,122
Publications and Subscriptions	3,430	1,472
Quotation and Wire Service	9,128	8,243
Rent	49,077	46,977
Salaries	103,872	102,432
Telephone	18,468	18,244
	252,460	233,108
NET INCOME (LOSS) BEFORE INCOME TAXES	(72,166)	(36,698)
INCOME TAXES (EXPENSE) BENEFIT	---	3,000
NET INCOME (LOSS)	$ (72,166)	$ (33,698)

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2002	$26,887	$106,871	$ 336,125	$ 469,883
Net Loss	---	---	(33,698)	(33,698)
Balance, December 31, 2002	26,887	106,871	302,427	436,185
Net loss	---	---	(72,166)	(72,166)
Balance, December 31, 2003	$ 26,887	$106,871	$ 230,261	$ 364,019

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
NET LOSS	$ (72,166)	$(33,698)
Adjustment to reconcile net income (loss) to net cash used in operating activities		
Depreciation	52	2,246
Unrealized Gain/Loss on Investments	14,200	---
Changes in:		
Accounts receivable – Commissions	(12,008)	(4,651)
Accounts receivable - Other	5,189	(3,000)
Trade accounts payable	773	177
Payroll taxes due	(5,423)	4,090
Commissions payable	10,071	2,609
Net cash used in operating activities	(59,312)	(32,227)
Cash flows from investing activities:		
Temporary marketable securities invested in	(3)	(21,970)
Acquisition of Fixed Assets	(52)	---
Net cash provided by (used in) investing activities	(55)	(21,970)
Cash flows from financing activities:		
Payments made on capital lease obligation	---	(2,836)
Net cash used in financing activities	---	(2,836)
Net increase (decrease) in cash	(59,367)	(57,033)
Cash, beginning	327,664	384,697
Cash, ending	$ 268,297	$ 327,664

Interest paid in 2003 was $0.00 and $0.00 in 2002. Income taxes paid in 2003 were $0.00 and $0.00 in 2002.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Manna operates as a fully disclosed broker. It does not clear any transactions or carry customer accounts. Its primary sources of income are commissions received from transactions made through other dealer and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna is a member of the National Association of Security Dealers. Quarterly and annual fees are paid to maintain this memberships.

Basis of Accounting
The financial statements are prepared on the accrual basis. The principal source of income is from commissions on security transactions. Income is earned when the trade has been consummated. Related commissions paid to register representatives are recorded as an expense against the income. Other costs of operations are expensed in the month to which the costs are incurred.

Property and Equipment
Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using various methods over estimated useful lives of five to seven years. Depreciation expense is $52 for 2003 and $2,246 for 2002.

Marketable Securities
Securities that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments.

Income Taxes
Manna files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

Policy of Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits and all highly liquid debt instruments with maturities of less than three months.

1. SIGNIFICANT ACCOUNTING POLICIES

Capital Lease
The company is the lessee of communications equipment under a capital lease expiring in December 2002. The assets and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The asset is depreciated over the lower of its related lease term or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for 2002.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
There were no items of other comprehensive income in 2003 and 2002, and thus, net income is equal to comprehensive income for each of those years.

2. INSURANCE PROTECTION.

Manna is a member of the Securities Insurance Protection Corporation, which insures against losses to the general public arising out of security dealers failing. For the years ended December 31, 2003 and 2002, Manna paid membership fees of $1,000 respectively.

3. CONCENTRATION OF CREDIT RISK

The company maintains its cash at one bank. The Federal Deposit Insurance Corporation insures accounts up to $100,000.

4. COMMITMENTS

The Company jointly and severally leases with another company office space in Fairfax, Virginia on a ten year operating lease terminating November 30, 2007. The company's portion of rent expense was $49,077 in 2003 and $46,977 in 2002.

Minimum future rental payments under the non-cancelable operating lease having a remaining term in excess of 1 year as of December 31, 2003 for each of the next five years and in the aggregate are:

4. COMMITMENTS – (CONTINUED)

Year ended December 31,	Amount
2004	$ 63,030
2005	64,200
2006	65,000
2007	69,569
Total minimum future rental payments	$261,799

5. INCOME TAXES

Components of the Company's income tax expense (benefit) are as follows:

	2003	2002
Current	$ ---	$(3,000)

The Company has adopted Statement if financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method which recognizes the amount of current or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of the enacted tax laws.

6. MARKETING SECURITIES

Investments in securities are summarized as follows at December 31, 2003 and 2002:

2003

	Cost	Gross Unrealized Gain/Loss	Fair Value
Held to maturity Securities:			
NASDAQ	$ 52,000	$(14,200)	$ 37,800

2002

	Cost	Gross Unrealized Gain/Loss	Fair Value
NASDAQ	$ 52,000	$ -----	$ 52,000

Manna Financial Services Corporation
Net Capital and Cash Reserve Requirement
Schedule 1
December 31, 2003 and 2002

The Company files an annual 17A-5 Focus Report with the regulatory agencies. The net capital stated in that report for 2003 agrees with the supplemental reconciliation furnished with this report.

	2003	2002
Net capital per annual 17A-5 Focus Report	$ 319,638	$ 377,607
Net decrease in capital as booked	---	---
Net decrease in non-allowable assets	---	---
Net decrease in haircuts	---	---
Net capital per supplemental reconciliation	$ 319,638	$ 377,607

The Company is on a fully disclosed basis; therefore, no cash reserve requirements are needed to be met as required by Rule 17a-5 (D)(4) of the Securities and Exchange Commission.

See Accountant's Report

Manna Financial Services Corporation
COMPUTATION OF CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule 2
December 31, 2003 and 2002

AGGREGATE INDEBTEDNESS

	2003	2002
Trade Accounts Payable	$ 1,355	$ 582
Payroll Taxes Due	---	5,423
Commissions Payable	25,393	15,322
	$ 26,748	$ 21,327

NET CAPITAL

	2003	2002
Stockholder's Equity per Financial Statement	$ 364,019	$ 436,185
Less: Fixed Assets (Net)	---	---
Prepaid Expenses	---	---
Accounts Receivable-Other	4,834	4,834
Other non-qualifying assets	38,526	52,723
Haircut's on securities and money market funds	1,021	1,021
	44,381	58,578
	$ 319,638	$ 377,607

	2003	2002
Ratio: Aggregate Indebtedness to Net Capital	.084 to 1	.057 to 1

See Accountant's Report.

Manna Financial Services Corporation
Statement of Exemption from the Computation of
Reserve Requirements and Information for Possession of
Control Requirements under Rule 15c3-3
December 31, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and k(2)(ii), Manna Financial Services Corporation is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

KIRWAN AND CO., P.C.

A Professional Corporation

Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Manna Financial Services Corporation

In planning and performing our audit of the financial statements of Manna Financial Services Corporation for the year ended December 31, 2003, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Manna Financial Services Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because Manna Financial Services Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by Manna in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is the responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Members

American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants
CPA Affiliates of Virginia, Ltd.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, the we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Kirwand Co., P.C.

Falls Church, Virginia
February 11, 2004